UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008	Commission File Number: 1-31349
THOMSON REUTERS CORPORATION
(Translation of registrant’s name into English)
3 Times Square
New York, New York 10036, United States
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

On May 15, 2007, The Thomson Corporation (“Thomson”), renamed Thomson Reuters Corporation as of April 17, 2008, and Reuters Group PLC (“Reuters”) entered into a definitive agreement under which Thomson agreed to acquire Reuters by implementing a dual listed company structure (the “Transaction”). On April 17, 2008, the Transaction closed and took effect.
Prior to the closing of the Transaction on April 17, 2008, Reuters did not file an Annual Report on Form 20-F with respect to its fiscal year ended December 31, 2007. The Annual Report on Form 20-F referenced in Exhibit 99.1 was filed today by Thomson Reuters PLC, as successor issuer to Reuters. The Annual Report contains information that would have been filed by Reuters had the Transaction not been consummated, supplemented with historical information regarding Thomson as well as information regarding Thomson Reuters PLC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Executive Vice President and General Counsel

Date: April 17, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Thomson Reuters PLC annual report on Form 20-F for the fiscal year ended December 31, 2007 (incorporated by reference to Thomson Reuters PLC annual report on Form 20-F (File No. 333-08354), filed with the United States Securities and Exchange Commission on April 17, 2008)

3